UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AppFolio, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

03783C100
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100

1.	NAME OF REPORTING PERSON SCGE GenPar Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	519,036
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	519,036
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		519,036
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.63%1
12.	TYPE OF REPORTING PERSON		OO

1 Based on 7,821,666 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Shares”) issued and outstanding on October 25, 2015 as reported in the Issuer’s 10-Q for the quarter ending September 30, 2015 and filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 03783C100

1.	NAME OF REPORTING PERSON SCGE (LTGP), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	519,036
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	519,036
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		519,036
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.63%1
12.	TYPE OF REPORTING PERSON		PN

1 Based on 7,821,666 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Shares”) issued and outstanding on October 25, 2015 as reported in the Issuer’s 10-Q for the quarter ending September 30, 2015 and filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 03783C100

1.	NAME OF REPORTING PERSON SCGE Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	519,036
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	519,036
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		519,036
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.63%1
12.	TYPE OF REPORTING PERSON		PN

1 Based on 7,821,666 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Shares”) issued and outstanding on October 25, 2015 as reported in the Issuer’s 10-Q for the quarter ending September 30, 2015 and filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 03783C100

1.	NAME OF REPORTING PERSON SCGE Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	519,036
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	519,036
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		519,036
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.63%1
12.	TYPE OF REPORTING PERSON		PN

1 Based on 7,821,666 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Shares”) issued and outstanding on October 25, 2015 as reported in the Issuer’s 10-Q for the quarter ending September 30, 2015 and filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 03783C100

1.	NAME OF REPORTING PERSON Christopher Lyle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	519,036
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	519,036
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		519,036
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.63%1
12.	TYPE OF REPORTING PERSON		IN

1 Based on 7,821,666 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Shares”) issued and outstanding on October 25, 2015 as reported in the Issuer’s 10-Q for the quarter ending September 30, 2015 and filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 03783C100

Item 1(a).	Name of Issuer
AppFolio, Inc. (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices
50 Castilian Drive Goleta, CA 93117
Item 2(a).	Name of Person Filing

This Schedule 13G/A (the “Schedule 13G”) is being filed jointly by each of Christopher Lyle, SCGE GenPar Ltd., SCGE (LTGP), L.P., SCGE Fund, L.P. and SCGE Management, L.P. (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

Item 2(b).	Address of Principal Business Office or, if none, Residence
The address of the principal business office for all Reporting Persons is: 2800 Sand Hill Road, Suite 101 Menlo Park, CA 94025
Item 2(c).	Citizenship
The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.
Item 2(d).	Title of Class of Securities
Class A common stock, par value $0.0001 per share (the “Common Stock”).
Item 2(e).	CUSIP Number
03783C100

CUSIP No. 03783C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________

Item 4.	Ownership
The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

SCGE Fund, L.P. (“SCGE Fund”) holds a total of 519,036 shares of Common Stock of the Company.  SCGE GenPar Ltd. (“SCGE GenPar”) is the sole general partner of each of (i) SCGE (LTGP), L.P., which is the sole general partner of SCGE Fund, and (ii) SCGE Management, L.P., a registered investment adviser under the Investment Advisers Act of 1940, as amended, which acts as investment adviser to SCGE Fund.  Christopher Lyle is a Director and President of SCGE GenPar.  By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Common Stock of the Company held by SCGE Fund.

CUSIP No. 03783C100

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

CUSIP No. 03783C100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

/s/ Christopher Lyle
Christopher Lyle
SCGE GENPAR, LTD.
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE (LTGP), L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE FUND, L.P.
By:	SCGE (LTGP), L.P., its General Partner
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE MANAGEMENT, L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director

CUSIP No. 03783C100

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share, of AppFolio, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 16, 2016.

/s/ Christopher Lyle
Christopher Lyle
SCGE GENPAR, LTD.
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE (LTGP), L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE FUND, L.P.
By:	SCGE (LTGP), L.P., its General Partner
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE MANAGEMENT, L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director